EXHIBIT 2.1

AGREEMENT OF MERGER

DATED JANUARY 18, 2005

AMONG

SURMODICS, INC.,

SIRX, INC.,

INNORX, INC.,

THE STOCKHOLDERS OF INNORX, INC.

AND

DR. EUGENE DE JUAN, JR.,

AS STOCKHOLDERS’ REPRESENTATIVE

 i

4.4 SurModics Subsidiaries; Merger Sub Common Stock	27
4.5 SurModics SEC Filings	27
4.6 No Undisclosed Liabilities	28
4.7 No Material Adverse Effect	28
4.8 Financing; Issuance of SurModics Common Stock	28
4.9 Tax-Free Certifications	28
4.10 Disclosure	29
4.11 No Brokers Or Finders	29
ARTICLE V. ADDITIONAL AGREEMENTS	29
5.1 Registration Statement; Disclosure Document	29
5.2 Termination of All Series A Investment Agreements	30
5.3 Covenants as to Post-Closing Tax Matters	30
ARTICLE VI. INDEMNIFICATION; REMEDIES	30
6.1 Survival; Right To Indemnification Not Affected By Knowledge	30
6.2 Indemnification by the Stockholders and Payment of Damages	31
6.3 Set-Off Procedures; Maximum Set-Off Amount	31
6.4 Limitations On Amount	33
6.5 Notice to Stockholders’ Representative and Escrow Agent	33
6.6 Net Damages	34
6.7 Right of Stockholders’ Representative to Milestone Payments	34
ARTICLE VII. GENERAL PROVISIONS	35
7.1 Expenses	35
7.2 Public Announcements	35
7.3 Notices	35
7.4 Jurisdiction; Service Of Process	36
7.5 Stockholders’ Representative	37
7.6 Further Assurances	38
7.7 Waiver	38
7.8 Entire Agreement And Modification	38
7.9 Disclosure Schedule	38
7.10 Assignments, Successors, And No Third-Party Rights	39
7.11 Severability	39
7.12 Section Headings, Construction	39
7.13 Time Of Essence	39
7.14 Governing Law	39
7.15 Counterparts	39
7.16 Joint Preparation	39
7.17 Dispute Resolution	39

Exhibit A — Listing of Percentage Equity Interests (excluding shares of SurModics)
Exhibit B — Registration Rights Agreement
Exhibit C — Escrow Agreement
Exhibit D – Form of Press Release
Exhibit E – Stockholders’ Representative Agreement

 ii

AGREEMENT OF MERGER

     THIS AGREEMENT OF MERGER, dated as of January 18, 2005 (this “Agreement”), is entered into by and among SurModics, Inc., a Minnesota corporation (“SurModics”), SIRx, Inc., a Delaware corporation and a wholly-owned subsidiary of SurModics (“Merger Sub”), InnoRx, Inc., a Delaware corporation (“InnoRx”), all of the stockholders of InnoRx other than SurModics (the “Stockholders”) and Dr. Eugene de Juan, Jr., as Stockholders’ Representative (the “Stockholders’ Representative”).

RECITALS

     WHEREAS, the Boards of Directors of SurModics, Merger Sub and InnoRx have determined, subject to the satisfaction of certain conditions precedent, that it is advisable and in the best interests of each corporation and their respective stockholders that SurModics and InnoRx combine in order to advance the long-term business interests of SurModics and InnoRx;

     WHEREAS, the combination of SurModics and InnoRx will be effected by the terms of this Agreement through a transaction in which Merger Sub will merge with and into InnoRx, and the Stockholders will become stockholders of SurModics (the “Merger”) and where InnoRx, as the surviving corporation of the Merger, shall shortly after the Merger merge with and into SurModics (the “Second Merger” and, together with the Merger and other transactions contemplated by this Agreement, the “Contemplated Transactions”);

     WHEREAS, the Merger and Second Merger are together intended to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

     WHEREAS, the Closing (defined below) shall not occur unless and until, among other events, all of the Stockholders have signed this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

ARTICLE I.

THE MERGER

     1.1 Closing. Subject to, and in accordance with, the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Fredrikson & Byron, P.A., 200 South Sixth Street, Suite 4000, Minneapolis, Minnesota, at 10:00 a.m., local time, on the date of signing of this Agreement by the last party to sign, or at such other time and place as SurModics, Merger Sub and InnoRx may agree (the “Closing Date”).

     1.2 Effective Time of the Merger. Subject to the provisions of this Agreement, on the Closing Date, InnoRx and Merger Sub shall duly execute and deliver for filing a Certificate of Merger in a mutually acceptable form as required by the relevant provisions of the Delaware General Corporation Law (“DGCL”) with the Secretary of State of the State of Delaware. The Merger shall become effective upon the due and valid filing and acceptance of the Certificate of Merger with and by the Secretary of State of the State of Delaware, or at such time thereafter as is provided in Certificate of Merger (the “Effective Time”).

     1.3 Effects of the Merger.

(a)	At the Effective Time: (i) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into InnoRx (Merger Sub and InnoRx are sometimes referred to herein as the “Constituent Corporations” and InnoRx following consummation of the Merger is sometimes referred to herein as the “Surviving Corporation”), (ii) the Certificate of Incorporation of InnoRx shall be the Certificate of Incorporation of the Surviving Corporation and (iii) the Bylaws of InnoRx as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

(b)	At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations.

     1.4 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

     1.5 Second Merger. As soon as practicable after the Effective Time, SurModics hereby covenants and agrees that it shall adopt and shall cause the Surviving Corporation to adopt an agreement and plan of merger and reorganization pursuant to which the Surviving Corporation shall be merged with and into SurModics, with SurModics being the surviving entity of such merger. Upon the effectiveness of the Second Merger, all of the property, rights, privileges, powers and franchises of the Surviving Corporation (including, but not limited to, the net operating losses of InnoRx) will vest in SurModics and all debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation will become the debts, liabilities, obligations, restrictions, disabilities and duties of SurModics. It is intended that, absent a change in facts or law subsequent to the date hereof, the Second Merger shall occur and that the Merger and the Second Merger together qualify as a reorganization under the provisions of Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations promulgated under the Code.

ARTICLE II.

CONVERSION OF SECURITIES

     2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any securities of InnoRx or Common Stock, $0.01 par value, of Merger Sub:

(a)	Conversion of Merger Sub. Each issued and outstanding share of the Common Stock of Merger Sub shall remain outstanding but as one share of the Common Stock, $0.01 par value, of the Surviving Corporation.

(b)	Cancellation of SurModics-Owned and InnoRx-Owned Stock. All shares of Common Stock, $0.001 par value, of InnoRx (“InnoRx Common Stock”) and all shares of InnoRx Series A Convertible Preferred Stock (“Series A Stock”) that are owned by SurModics, Merger Sub, InnoRx or any other direct or indirect wholly-owned Subsidiary (as defined below) of SurModics, Merger Sub or InnoRx shall be canceled and retired and shall cease to exist. No Merger Consideration (defined in Section 2.1(d) below) shall be delivered in exchange for any shares of

InnoRx Common Stock or Series A Stock that are owned by SurModics, Merger Sub, InnoRx or any other direct or indirect wholly-owned Subsidiary of SurModics, Merger Sub or InnoRx. As used in this Agreement, the word “Subsidiary” means, with respect to any other party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization or a majority of the profit interests in such other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(c)	Conversion of InnoRx Stockholder Stock. At the Effective Time, and other than contemplated in Section 2.1(b), each issued and outstanding share of InnoRx Common Stock held by the Stockholders automatically shall be converted into the right to receive, upon delivery of the InnoRx stock certificates, the Merger Consideration. All such shares of InnoRx Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive, upon delivery of the stock certificates, the Merger Consideration in accordance with Section 2.1(d).

(d)	Merger Consideration; Initial Payment. The aggregate maximum consideration payable or issuable in connection with the Merger (the “Merger Consideration”) shall consist of the cash payable at Closing as provided below (including cash in lieu of fractional shares of SurModics Common Stock in accordance with Section 2.2), the shares of SurModics common stock, par value $0.01 (“SurModics Common Stock”) issuable at Closing as provided below and the additional shares of SurModics Common Stock issuable according to the terms of Section 2.3. The Merger Consideration is pursuant to the Merger and the terms of this Agreement and is subject to reduction if and as provided in Article VI below and all references to the Merger Consideration shall be deemed to include and refer to such Merger Consideration as and if so reduced by such Article VI. The allocation of the Merger Consideration that is payable or issuable to the Stockholders at the Closing is as follows:

     (i) Each Stockholder shall be entitled to receive, for each share of InnoRx Common Stock owned by such Stockholder immediately prior to Effective Time (excluding shares cancelled in accordance with Section 2.1(b)), cash equal to $10.2241 as follows:

     (A) $9.9767 of such $10.2241 per share cash amount shall be paid to each Stockholder at the Closing; and

     (B) Per the direction and agreement of each such Stockholder as set forth in the Stockholders’ Representative Agreement and the Escrow Agreement, $0.2474 of such $10.2241 per share cash amount shall be deposited into the Stockholder Expense Account (as defined in the Escrow Agreement) and paid or distributed therefrom in accordance with the Stockholders’ Representative Agreement and the Escrow Agreement.

     (ii) Subject to Section 2.2, each Stockholder shall additionally be entitled to receive, for each share of InnoRx Common Stock owned by such Stockholder immediately prior to the Effective Time (excluding shares cancelled in accordance with Section 2.1(b)), 1.484443 shares of SurModics common stock.

     (iii) On the Closing Date, SurModics shall issue to the Stockholders in accordance with the terms and conditions of this Agreement: (A) the cash portion of the Merger Consideration in accordance with Section 2.1(d)(i)(A); (B) the shares of SurModics Common Stock issuable as Merger Consideration pursuant to Section 2.1(d)(ii); and (C) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2 and shall deposit into the Stockholder Expense Account the cash in accordance with Section 2.1(d)(i)(B).

(e)	InnoRx Stock Options. At the Effective Time, all then outstanding options, whether vested or unvested, (“InnoRx Options”) to purchase InnoRx Common Stock will terminate and be of no further force or effect. Prior to the Effective Time, InnoRx gave notice to the holders of InnoRx Options and gave them the opportunity to exercise their InnoRx Options prior to the Effective Time.

     2.2 No Fractional Shares. No certificate or scrip representing fractional shares of SurModics Common Stock shall be issued, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of SurModics. Notwithstanding any other provision of this Agreement, each holder of shares of InnoRx Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of SurModics Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of SurModics Common Stock multiplied by Twenty-Seven Dollars And Fifty-Five Cents ($27.55).

     2.3 Milestone Payments.

(a)	Subject to set-off pursuant to the indemnification provisions set forth in Article VI, SurModics shall cause to be issued and delivered to the Stockholders shares of SurModics Common Stock in an aggregate maximum amount equal to 600,073 shares (the “Milestone Stock”), based upon the achievement of certain milestones as follows only if each such milestone occurrence results from use or application, directly or indirectly, of InnoRx’s coil or sub-retinal drug delivery technology (each such issuance upon a milestone is referred to as a “Milestone Payment”), it being expressly agreed that no development activity or other occurrences related directly or indirectly to InnoRx’s Genistein or Retinoic technologies shall be, or satisfy all or any portion of, any of the milestone occurrences set forth below:

     (i) Milestone 1: 60,007 shares of SurModics Common Stock upon the approval of an investigational new drug (“IND”) application with the United States Food & Drug Administration (“FDA”).

     (ii) Milestone 2: 60,007 shares of SurModics Common Stock upon the implantation of a device into the final patient (i.e., so that 100% of enrolled patients have been implanted with a device) included in the Phase I clinical trial, as such study has been approved by the FDA as a result of the approved IND.

     (iii) Milestone 3: 60,007 shares of SurModics Common Stock upon the implantation of a device into the final patient (i.e., so that 100% of enrolled patients have been implanted with a device) in the Phase II clinical trial, as such study has been approved by the FDA as a result of the approved IND.

     (iv) Milestone 4: 60,007 shares of SurModics Common Stock upon the implantation of a device into the final patient (i.e., so that 100% of enrolled patients have been implanted with a device) in the Phase III clinical trial, as such study has been approved by the FDA as a result of the approved IND.

     (v) Milestone 5: 120,015 shares of SurModics Common Stock upon the filing of a new drug application (“NDA”) with the FDA in a form expected, in good faith, to result in FDA approval of the NDA.

     (vi) Milestone 6: 120,015 shares of SurModics Common Stock upon the receipt of FDA approval of an NDA and the first bona fide commercial sale in the U.S. to an unaffiliated party of any coil or subretinal drug delivery product subsequent to such approval.

     (vii) Milestone 7: 120,015 shares of SurModics Common Stock upon the bona fide cumulative commercial sale in the U.S. of all coil and all subretinal drug delivery devices to unaffiliated parties following NDA approval that results in cumulative net revenues from all such bona fide end-user sales in the U.S. following NDA approval to unaffiliated parties to equal or exceed $25 million.

(b)	The maximum number of shares of SurModics Common Stock issuable with respect to a particular Milestone Payment (the “Milestone Stock Number”) shall be the above stated number of shares for such particular Milestone Payment. Within 30 days of achievement of each milestone, each Stockholder shall be entitled to receive, assuming prior delivery of such Stockholder’s InnoRx share certificates at the Closing, for each share of InnoRx Common Stock owned by such Stockholder immediately prior to the Effective Time (excluding shares cancelled in accordance with Section 2.1(b)), the number of shares of SurModics Common Stock (with respect to each milestone, the “Per Share Milestone Stock Number”) as equals the amount obtained by dividing: (i) the applicable Milestone Stock Number that is issuable to the Stockholders, less any shares of Milestone Stock that shall be issued into the Escrow Account pursuant to Sections 6.3 and 6.4 in accordance with the set-off procedures (including the maximum set-off amounts) as provided therein, if any, by (ii) 404,241. The determination of whether a particular milestone has been achieved shall be made independent of the status of all other milestones. Achieving multiple milestones simultaneously will result in issuance of Milestone Stock to the Stockholders simultaneously, subject to the indemnification rights of SurModics pursuant to Sections 6.3 and 6.4. The specified amount of Merger Consideration for each milestone shall be payable upon the achievement of each milestone independent of the status of all other milestones, and each Milestone Payment will be payable only once and only upon the first achievement of such milestone whether or not the occurrence set forth in such milestone also subsequently occurs with respect to another product or technology.

(c)	Subject to Section 2.2, the aggregate number of shares of SurModics Common Stock SurModics shall cause to be issued to each Stockholder upon the satisfaction of each milestone shall equal the number of shares of InnoRx Common Stock owned by the Stockholder immediately prior to the Effective Time (excluding shares cancelled in accordance with Section 2.1(b)) multiplied by the Per Share Milestone Stock Number for such milestone. Two stock certificates totaling such aggregate number of shares of SurModics Common Stock shall be issued to the Stockholder, one of which stock certificates shall be for such number of shares as SurModics and the Stockholders’ Representative shall have determined in good faith to constitute imputed interest.

(d)	To the extent any milestones are achieved prior to Closing, the issuance of the Merger Consideration in connection with each such milestone shall be made at the Closing. SurModics and InnoRx agree that any and all milestones (so long as the milestone occurrence results, directly or indirectly, from use of InnoRx’s coil or sub-retinal drug delivery technology) may be satisfied solely by InnoRx (or any successor to InnoRx), jointly by InnoRx (or any successor to InnoRx) and development partners, including licensees of InnoRx (or any successor to InnoRx), or solely by such development partners or licensees, or by their respective successors. To the extent any milestone is achieved, all prior milestones shall be deemed to also have been achieved and Milestone Payments will be made on such prior milestones as well.

(e)	From and after the Effective Time of the Merger, any and all decisions regarding development efforts which SurModics or InnoRx shall cause to be expended with respect to InnoRx technology or related matters directly or indirectly effecting the progress of InnoRx or the achievement of Milestone Payments shall be in the sole and absolute discretion of SurModics without any express or implied obligation or liability to any party or Stockholder other than SurModics agrees, subject to the following, that it shall, within the five-year period beginning on the Effective Time, expend or cause to be expended an aggregate of Five Million Dollars ($5.0 million) (“Development Funds”) on the continued development of and commercialization efforts for InnoRx’s coil and/or subretinal drug delivery technology (the “Key Technology”), which efforts shall include expending a portion of the Development Funds, the amount of such portion to be determined in the discretion of SurModics, to provide beginning in 2005 a physical location in the Southern California area to facilitate development efforts, funding for developmental activities for the Key Technology, and management and personnel to administer the business of InnoRx. SurModics’ obligation to so cause the Development Funds to be expended is subject to the following terms and conditions:

     (i) all internal and external amounts, costs and expenses which SurModics causes to be expended with respect to the Key Technology, including in connection with research and development efforts, animal and clinical studies, prototype development and refinement, regulatory compliance and all other necessary and appropriate efforts to develop and commercialize the Key Technology, whether performed internally or externally, shall be applied toward the satisfaction of SurModics’ Development Funds obligation;

     (ii) SurModics shall not be required to adjust its ordinary accounting methods or restrict or limit its ability to allocate costs and expenses to projects, including the projects involving Key Technology, as it would in the ordinary course of its business;

     (iii) SurModics may cause its Development Fund obligation to be satisfied in installments of any amount without regard to minimum or maximum limits for any period and from time to time at any time as determined in SurModics’ sole discretion;

     (iv) amounts, costs and expenses expended by development partners engaged by SurModics or InnoRx with respect to development and commercialization efforts for Key Technology shall be deemed to have been expended by SurModics for purposes of this Section 2.3(e) to the same extent as if expended directly by SurModics;

     (v) SurModics’ obligation to expend the Development Funds as described above represents SurModics’ only obligation to continue development efforts for the Key Technology, and so long as SurModics so satisfies such obligation with respect to the Development Funds (subject to the qualification of Section 2.3(e)(vi) below), there shall be no liability to any Stockholder with respect thereto, and the Stockholders agree that they shall not assert any claim with respect thereto or use as a basis for any claim that SurModics failed to undertake reasonable and good faith efforts to pursue commercialization of the Key Technology or acted in bad faith to frustrate the achievement of any milestones; and

     (vi) notwithstanding the foregoing, if SurModics determines in good faith in its sole discretion that a Material Adverse Effect (defined below) has occurred that makes further development of or commercialization efforts for Key Technology not in the best interests of SurModics or its stockholders, SurModics shall not be obligated to continue expending funds for or allocating resources to the continued development of or commercialization efforts for Key Technology regardless of the actual amount of Development Funds theretofore expended and SurModics’ obligation to cause the Development Funds to be expended shall terminate and have no further force or effect, and all obligations to make any subsequent Milestone Payments shall thereupon cease and terminate and be of no further force or effect. As used in this Section 2.3(e) only, “Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other adverse changes and effects, is or is reasonably likely in the good faith judgment of SurModics’ board of directors to have a materially adverse impact on the likelihood that devices or related technology to be developed from Key Technology will receive final regulatory approval or clearance from the FDA to market or sell such devices in the United States, on the commercial viability of any devices being developed from Key Technology or on projected financial results from sales of devices being developed from Key Technology, including but not limited to adverse results in clinical testing and data, injuries, side effects or other complications or adverse reactions in administering or utilizing the product, unsatisfactory efficacy levels, or similar occurrences of developments.

(f)	All references to “InnoRx” in this Section 2.3 will include SurModics, any unincorporated division, line of business, product line, business unit or subsidiary of SurModics or a subsidiary or parent corporation of SurModics, whether or not such is formally or legally organized as a separate entity, or other person or entity, that is a successor to InnoRx.

(g)	The parties acknowledge that each certificate representing a share of SurModics Common Stock issued pursuant to the Merger will, pursuant to the Rights Agreement dated as of April 5, 1999, between SurModics and Firstar Bank Milwaukee, N.A. or any successor or substitute agreement thereto (the “Rights Plan”), also represent the number of SurModics preferred share purchase rights associated with one share of SurModics Common Stock as provided in the Rights Plan.

(h)	If after the date hereof and prior to the issuance of a Milestone Payment, the outstanding shares of SurModics Common Stock have been changed into or exchanged for a different number of shares, different securities or other property or consideration by reason of any stock split, reverse split, stock dividend, recapitalization, reorganization, combination, share exchange, merger or similar transaction (an “Adjusting Event”), all amounts of Milestone Stock for each such Milestone Payment thereafter issuable (and all references thereto in this Section 2.3, Section 6.3 and otherwise) shall be appropriately adjusted to reflect such transaction and to thereafter reflect that which such originally stated amount of Milestone Stock for such subsequent Milestone Payments would have received or been changed into or exchanged for had such been outstanding prior to such Adjusting Event. SurModics agrees that it shall be a condition precedent to any sale of all or substantially all of the assets of SurModics or InnoRx (or its successor) other than a sale of the assets of InnoRx to SurModics or to an entity controlled by SurModics that the third party acquiring such assets fully assume all of SurModics’ obligations under this Section 2.3, and SurModics agrees that it shall be a condition precedent to any sale or transfer of all or substantially all of the assets of the Key Technology (including any license that transfers exclusive rights to substantially all of the assets of the Key Technology) by SurModics or InnoRx (or any affiliate of SurModics or InnoRx) other than a sale, transfer of license by InnoRx to SurModics or to an entity controlled by SurModics that the third party acquiring such assets of the Key Technology assume all of SurModics’ obligations under Section 2.3(e).

     2.4 Closing Documents. At the Closing:

(a)	InnoRx will deliver to SurModics:

     (i) the Escrow Agreement (defined below), executed by the Stockholders’ Representative and by the Stockholders, or on their behalf by the Stockholders’ Representative;

     (ii) the Registration Rights Agreement (defined below), executed by the Stockholders and the Stockholders’ Representative;

     (iii) letters of transmittal (“Letters of Transmittal”), executed by each of the Stockholders, together with such Stockholders’ InnoRx share certificates;

     (iv) the opinion of Oppenheimer Wolff & Donnelly LLP dated as of the Closing Date, in the form previously approved by SurModics;

     (v) a copy of the signed written consent resolutions of the Stockholders and InnoRx’s Board of Directors certified by its Secretary, authorizing and approving the execution, delivery and performance of this Agreement and the Contemplated Transactions and the acts of the officers and employees of InnoRx in carrying out the terms and provisions hereof;

     (vi) the resignations of all of the members of InnoRx’s Board of Directors and all of InnoRx’s officers and employees;

     (vii) certificates of good standing from the Secretaries of the States of Delaware and Alabama dated no earlier than three (3) business days prior to the Closing Date;

     (viii) consulting agreements (in the form previously approved by SurModics), executed on behalf of Dr. Eugene de Juan, Jr. and K.W. Michael Chambers;

     (ix) a copy of each consent identified in Section 3.2(c) of the InnoRx Disclosure Schedule;

     (x) a certificate executed by Dr. Eugene de Juan, Jr. and K.W. Michael Chambers certifying that to their knowledge no Person has made or threatened to make any claim asserting that such Person (a) is the holder or the beneficial owner of any stock of InnoRx (other than the ownership amounts of InnoRx’s existing Stockholders as set forth in Section 3.3 of the InnoRx Disclosure Schedule), (b) has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, InnoRx, or (c) is entitled to all or any portion of the Merger Consideration;

     (xi) a copy of the addenda executed by The Johns Hopkins University (“JHU”), in substantially the form previously approved by SurModics;

     (xii) a copy of the clarification or amendment entered into by InnoRx with the Doheny Eye Institute to that certain Development and Payment Agreement between InnoRx and Doheny Eye Institute, in substantially the form previously approved by SurModics;

     (xiii) a copy of the extension of the License Agreement between InnoRx and Protein Technologies International, Inc. and a copy of the payment made and note executed in connection with such extension, all in substantially the forms previously approved by SurModics;

     (xiv) all requisite paperwork and certifications necessary or appropriate to remove as of the Closing Date any and all authorized signors on InnoRx’s financial accounts (including any and all persons who may have discretionary authority over such accounts) and to authorize such persons as have been designated by SurModics to be the authorized signors on each such account;

     (xv) a copy of the most recent statements received from financial institutions for each account held at financial institutions maintaining accounts on behalf of InnoRx, together with account reconciliations necessary or appropriate to reconcile the balances on such account statements to the most recent balance sheet of InnoRx identified in Section 3.4 of this Agreement;

     (xvi) a copy of the Development and Manufacturing Agreement executed by Peregrine Surgical, Ltd. and InnoRx, in substantially the form previously approved by SurModics;

     (xvii) evidence of payment by InnoRx prior to the Effective Time of insurance premiums, salary severance and payment in lieu of a 2005 contribution to the retirement plan for K.W. Michael Chambers (in the aggregate amount of $161,811.20) pursuant to his current Amendment No. 2 to Employment Agreement dated July 28, 2004, between K.W. Michael Chambers and InnoRx, which payment amount Mr. Chambers shall acknowledge in writing as satisfying in full all InnoRx obligations thereunder;

     (xviii) such other documents as SurModics may reasonably request for the purpose of (A) evidencing the accuracy of any representation or warranty of Stockholders or InnoRx, (B) evidencing the performance by Stockholders or InnoRx of, or the compliance by Stockholders or InnoRx with, any covenant or obligation required to be performed or complied with by Stockholders or InnoRx, or (C) otherwise facilitating the consummation of any of the Contemplated Transactions.

(b)	SurModics will deliver to InnoRx, to the Stockholders, any certain Stockholder, the Stockholder Representative or the Escrow Agent, as the case may be:

     (i) cash payable in accordance with Section 2.1(d)(i)(A) and certificates in the name of each Stockholder evidencing that number of shares of SurModics Common Stock as each Stockholder is entitled to receive in accordance with Section 2.1(d)(ii) and, if any milestones are achieved before Closing, Section 2.3(d) (with respect to Milestone Payments);

     (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2;

     (iii) cash in an amount equal to One Hundred Thousand Nine Dollars and Twenty-two Cents ($100,009.22) payable to the Escrow Agent in accordance with Section 2.1(d)(i)(B);

     (iv) to the Stockholders’ Representative, the Registration Rights Agreement, executed on behalf of SurModics;

     (v) to the other party thereto, the Consulting Agreements, executed on behalf of SurModics;

     (vi) to the Stockholders’ Representative, the Escrow Agreement, executed on behalf of SurModics;

     (vii) an opinion of Fredrikson & Byron, P.A. dated the Closing Date, in the form previously approved by InnoRx; and

     (viii) such other documents as InnoRx may reasonably request for the purpose of (A) evidencing the accuracy of any representation or warranty of SurModics or Merger Sub, (B) evidencing the performance by SurModics or Merger Sub of, or the compliance by SurModics or Merger Sub with, any covenant or obligation required to be performed or complied with by SurModics or Merger Sub, or (C) otherwise facilitating the consummation of any of the Contemplated Transactions.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE
STOCKHOLDERS

     Each of the Stockholders, severally (not jointly) and on a pro rata basis in accordance with their respective percentage equity interest in InnoRx (and excluding SurModics’ equity interest) as reflected on Exhibit A, represents and warrants to SurModics and Merger Sub that the statements contained in this Article III are true and correct as to the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedule delivered by InnoRx to SurModics on or before the date of this Agreement (the “InnoRx Disclosure Schedule”). The InnoRx Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III (provided, however, that InnoRx and the Stockholders will be deemed to have adequately disclosed with respect to any section or subsection any matters that are clearly described elsewhere in such document if the applicability of such disclosure to such non-referenced sections or subsections is clearly apparent). Whenever the term “to InnoRx’s knowledge,” “InnoRx is not aware” or a similar expression appears in any representation or warranty in this Article III, it means either to the actual knowledge of Dr. Eugene de Juan, Jr. or K.W. Michael Chambers or that which a prudent individual in the position of such persons should be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation concerning the existence of such fact or other matter. Whenever the term “InnoRx has received no notice” or like expression appears in any representation or warranty in this Article III, it means that neither Dr. Eugene de Juan, Jr. nor K.W. Michael Chambers has received actual oral or written notice of the matter to which such term is applied.

     Except as otherwise indicated, as used herein, the term “InnoRx Material Adverse Effect” shall mean any event, change, circumstance, condition or effect that has or is reasonably likely to have a materially adverse effect on: (i) the business (including its current products or products identified for development), operations, assets, properties, results of operations, or financial condition of InnoRx considered as a whole; or (ii) the ability of the Surviving Corporation or SurModics to conduct such business (as presently conducted or proposed to be conducted) following the Effective Time; or (iii) the ability of SurModics to exercise full rights of ownership of InnoRx or its assets or business; provided, however, any adverse event, change, circumstance, condition or effect in the industries in which InnoRx operates, or in the economy generally, that do not affect InnoRx disproportionately more than other companies, shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, or is reasonably likely to be, an InnoRx Material Adverse Effect.

     3.1 Organization and Good Standing.

(a)	InnoRx is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use. InnoRx is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not have an InnoRx Material Adverse Effect. InnoRx does not have any subsidiaries.

(b)	InnoRx has delivered to SurModics true and complete copies of the Organizational Documents of InnoRx, as currently in effect. “Organizational Documents” shall mean the certificate of incorporation and the bylaws of a corporation and any amendment to the foregoing.

     3.2 Authority; No Conflict.

(a)	InnoRx has the requisite right, power and authority to execute and deliver this Agreement and perform its obligations hereunder, and this Agreement constitutes the legal, valid, and binding obligations of InnoRx and the Stockholders, enforceable against InnoRx and the Stockholders in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors generally. Upon the execution and delivery of the Escrow Agreement, the Stockholders’ Representative Agreement and the Registration Rights Agreement by the Stockholders’ Representative and by the Stockholders, or on their behalf by the Stockholders’ Representative, (collectively, the “Stockholders’ Closing Documents”), the Stockholders’ Closing Documents will constitute the legal, valid, and binding obligations of the Stockholders, enforceable against the Stockholders in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors generally. Each Stockholder has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement, the written consent resolutions approving this Agreement, the Letters of Transmittal and the Stockholders’ Closing Documents and to perform their obligations hereunder and thereunder.

(b)	Except as set forth in Section 3.2 of the InnoRx Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

     (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of InnoRx, or (B) any resolution adopted by the board of directors or the stockholders of InnoRx;

     (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body (defined below) or other Person (defined below) the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement (defined below) or any Order (defined below) to which InnoRx or any Stockholder, or any of the assets owned or used by InnoRx, may be subject, except for those that, individually or in the aggregate, would not have, or be reasonably likely to have, an InnoRx Material Adverse Effect. “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty. “Order” shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator. “Governmental Body” shall mean any nation, state, county, city, town, village, district, or other jurisdiction of any nature; federal, state, local, municipal, foreign or other government; governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; and “Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, other entity or Governmental Body;

     (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization (defined below) that is held by InnoRx or that otherwise relates to the business of, or any of the assets owned or used by, InnoRx;

     (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract (defined below); or

     (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by InnoRx. “Encumbrance” shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(c)	Except as set forth in Section 3.2 of the InnoRx Disclosure Schedule, neither InnoRx nor any Stockholder is or will be required to give any notice to or obtain any consent from any Person other than the written consent from the Stockholders and SurModics, as a stockholder of InnoRx, in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     3.3 Capitalization. The authorized equity securities of InnoRx consist of 15,000,000 shares of common stock, par value $0.001 per share, of which 421,199 shares are issued and outstanding immediately prior to the Effective Time and constitute all of the InnoRx Common Stock (16,958 of which are owned by SurModics and are cancelled in the Merger in accordance with Section 2.1(b)), and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 272,000 are designated Series A Convertible Preferred Stock, of which 67,830 shares are issued and outstanding and constitute all of the Series A Stock (all of which Series A Stock are owned by SurModics and are cancelled in the Merger in accordance with Section 2.1(b)), and of which 2,728,000 are undesignated preferred stock. Section 3.3 of the InnoRx Disclosure Schedule contains a true and correct copy of the list of Stockholders and holders of Series A Stock, including the number of such securities held by each. All of the outstanding equity securities of InnoRx have been duly authorized and validly issued and are fully paid and nonassessable. Other than the Series A Stock and as contemplated by this Agreement, there are no options, warrants or other Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of InnoRx. None of the outstanding equity securities or other securities of InnoRx was issued in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other Legal Requirement. There are no outstanding obligations of InnoRx to register under the Securities Act any shares of its capital stock or to include in any registration of its capital stock shares held by others, other than as set forth in that certain Registration Rights Agreement dated January 26, 2004 between InnoRx, SurModics and the Stockholders.

     3.4 Financial Statements. InnoRx has delivered to SurModics: (a) unaudited balance sheets of InnoRx as of December 31 in each of the years 2000 through 2003, and the related unaudited statements of income and cash flow for each of the fiscal years then ended; and (b) the unaudited balance sheet of InnoRx as of December 31, 2004 (the “Balance Sheet”) and statements of income and cash flow for the fiscal year then ended. Except as otherwise disclosed in such financial statements or as set forth in Section 3.4 of the InnoRx Disclosure Schedule, such financial statements fairly present the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of InnoRx as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted accounting principles (“GAAP”), and the financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved. To InnoRx’s knowledge, no financial statements of any Person other than InnoRx are required by GAAP to be included in the consolidated financial statements of InnoRx.

     3.5 Books And Records. The books of account, minute books, stock record books, and other records of InnoRx, all of which have been made available to SurModics, are complete and correct in all material respects. The minute books of InnoRx and its Subsidiaries contain in all material respects accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of InnoRx, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of InnoRx.

     3.6 Title To Properties; Encumbrances. InnoRx owns no real property. Section 3.6 of the InnoRx Disclosure Schedule sets forth a complete and accurate list of all machinery, equipment, tools, dies, furniture, fixtures, spare parts, vehicles, computers, product prototypes, devices, inventory, drug samples, supplies and other similar personal property owned or leased by InnoRx and indicates the location of each item so listed. Section 3.6 of the InnoRx Disclosure Schedule also indicates which, if any, property is leased by InnoRx. InnoRx owns all the properties and assets (whether personal or mixed with real property and whether tangible or intangible) reflected as owned in the books and records of InnoRx, including all of the assets reflected in Section 3.6 of the InnoRx Disclosure Schedule or in the Balance Sheet but excluding assets held under capitalized leases and personal property purchased or sold since the date of the Balance Sheet in the Ordinary Course of Business (as defined below). All assets reflected in the books and records of InnoRx, Section 3.6 of the InnoRx Disclosure Schedule and the Balance Sheet are free and clear of all Encumbrances except, with respect to all such properties and assets, (a) security interests securing specified liabilities or obligations shown on the Balance Sheet or the Balance Sheet, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) security interests incurred in connection with the purchase of assets after the date of the Balance Sheet (such security interests being limited to the assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) immaterial or technical Encumbrances that would not, either individually or in the aggregate, have an InnoRx Material Adverse Effect.

     As used herein, an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (b) such action is not required to be specifically authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority).

     3.7 No Undisclosed Liabilities. Except as set forth in Section 3.7 of the InnoRx Disclosure Schedule, InnoRx has no material liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date thereof.

     3.8 Taxes.

(a)	InnoRx has filed or caused to be filed (on a timely basis since 1999), or have timely obtained extensions for filing, all Tax Returns (as defined below) that are or were required to be filed by or with respect to it pursuant to applicable Legal Requirements. InnoRx has made available to SurModics all Tax Returns filed by InnoRx since January 1, 1999. InnoRx has paid, or made provision for the payment of, all taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by InnoRx, except such taxes, if any, as are listed in Section 3.8 of the InnoRx Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP except that financial footnotes are not included) have been provided in the Balance Sheet. Section 3.8 of the InnoRx Disclosure Schedule sets forth a complete and accurate list of all Tax Returns (other than Forms W-2 and 1099) filed by InnoRx since January 1, 1999. “Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, election, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any tax.

(b)	Except as described in Section 3.8 of the InnoRx Disclosure Schedule, InnoRx has not given or been requested to give waivers or extensions (or is not or would not be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of taxes of InnoRx or for which InnoRx may be liable.

(c)	The charges, accruals, and reserves with respect to taxes on the Balance Sheet are adequate as determined in accordance with GAAP, except that financial footnotes are not included. There exists no proposed tax assessment against InnoRx except as disclosed in the Interim Balance Sheet or in Section 3.8 of the InnoRx Disclosure Schedule. All taxes that InnoRx is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(d)	All Tax Returns filed by (or that include on a consolidated basis) InnoRx are true, correct, and complete in all material respects. There is no tax sharing agreement that will require any payment by InnoRx after the date of this Agreement.

     3.9 No Material Adverse Effect. Since November 30, 2004, no event has occurred or circumstance has arisen that has had, or that could reasonably be expected to have, an InnoRx Material Adverse Effect.

     3.10 Employee Benefits.

(a)	As used in this Section 3.10, the following terms have the meanings set forth below.

     “InnoRx Other Benefit Obligation” means an Other Benefit Obligation owed, adopted, or followed by InnoRx.

     “InnoRx Plan” means all Plans of which InnoRx is or was a Plan Sponsor, or to which InnoRx otherwise contributes or has contributed, or in which InnoRx otherwise participates or has participated. All references to Plans are to InnoRx Plans unless the context requires otherwise.

     “Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, officers, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, and fringe benefits within the meaning of Code §132.

     “Plan” has the meaning given in ERISA §3(3).

     “Plan Sponsor” has the meaning given in ERISA §3(16)(B).

     “Qualified Plan” means any Plan that meets or purports to meet the requirements of Code §401(a).

(b)	Section 3.10(b) of the InnoRx Disclosure Schedule contains a complete and accurate list of all InnoRx Plans and InnoRx Other Benefit Obligations, and identifies as such all InnoRx Plans that are Qualified Plans.

(c)	Except as set forth in Section 3.10(c) of the InnoRx Disclosure Schedule:

     (i) InnoRx has performed all of its obligations under all InnoRx Plans and InnoRx Other Benefit Obligations, except for such nonperformance as would not, individually or in the aggregate, have an InnoRx Material Adverse Effect. InnoRx has made appropriate entries in its financial records and statements for all obligations and liabilities under such InnoRx Plans and InnoRx Other Benefit Obligations that have accrued but are not due, except where the failure to do so would not have an InnoRx Material Adverse Effect.

     (ii) To InnoRx’s knowledge, no statement, either written or oral, has been made by InnoRx to any Person with regard to any InnoRx Plan or InnoRx Other Benefit Obligation that was not in accordance with the InnoRx Plan or InnoRx Other Benefit Obligation and that could have an adverse economic consequence to InnoRx or to SurModics.

     (iii) InnoRx, with respect to all InnoRx Plans and InnoRx Other Benefits Obligations, is, and each InnoRx Plan and InnoRx Other Benefit Obligation is, in full compliance with ERISA, the Code, and other applicable Laws including the provisions of such Laws expressly mentioned in this Section 3.10, except for such non-compliance as would not have an InnoRx Material Adverse Effect.

     (iv) Each InnoRx Plan can be terminated within thirty (30) days, without payment of any additional contribution or amount and without the vesting or acceleration of any benefits promised by such InnoRx Plan.

     (v) No event has occurred or circumstance exists that is reasonably expected to result in a material increase in premium costs of InnoRx Plans and InnoRx Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured.

     (vi) The consummation of the Contemplated Transactions will not result in the payment, vesting, or acceleration of any benefit under any InnoRx Plan or Other Benefit Obligation.

     3.11 Compliance With Legal Requirements; Governmental Authorizations.

(a)	Except as set forth in Section 3.11 of the InnoRx Disclosure Schedule:

     (i) InnoRx is, and at all times has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except for such non-compliance as would not, individually or in the aggregate, have an InnoRx Material Adverse Effect;

     (ii) InnoRx has not received, at any time, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of InnoRx to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for such remedial actions as would not, individually or in the aggregate, have an InnoRx Material Adverse Effect; and

     (iii) all documentation, correspondence, reports, data, analyses and certifications relating to or regarding any product or proposed product of InnoRx filed with or delivered by or on behalf of InnoRx to any Governmental Body were in all material respects true and accurate when so filed or delivered, and, to InnoRx’s knowledge, remain true and accurate. Each study conducted by or on behalf of InnoRx with respect to InnoRx current or proposed products has been conducted or is being conducted such that the resulting data will be acceptable for use in InnoRx’s regulatory filings, and to InnoRx’s knowledge, there is nothing included in such data currently in existence that would cause any regulatory submission to be disallowed or delayed or that would indicate that the relevant product will not perform as intended or be suitable for its intended purposes and efficacy levels.

(b)	Section 3.11 of the InnoRx Disclosure Schedule contains a complete and accurate list of each Governmental Authorization (as defined below) that is held by InnoRx or that otherwise relates to the business of, or to any of the assets owned or used by, InnoRx. “Governmental Authorization” shall mean any approval, consent, license, permit, waiver, or other permission or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement. Each Governmental Authorization listed or required to be listed in Section 3.11 of the InnoRx Disclosure Schedule is valid and in full force and effect. Except as set forth in Section 3.11 of the InnoRx Disclosure Schedule:

     (i) InnoRx is, and at all times has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 3.11 of the InnoRx Disclosure Schedule, except for such non-compliance as would not have an InnoRx Material Adverse Effect;

     (ii) To InnoRx’s knowledge, no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or could reasonably be expected to result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Section 3.11 of the InnoRx Disclosure Schedule, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Section 3.11 of the InnoRx Disclosure Schedule;

     (iii) InnoRx has not received, at any time, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

     (iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 3.11 of the InnoRx Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Section 3.11 of the InnoRx Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit InnoRx to lawfully conduct and operate its businesses in the manner it currently conducts and operates such businesses and to permit InnoRx to own and use its assets in the manner in which it currently owns and uses such assets, except for those the absence of which would not cause an InnoRx Material Adverse Effect.

     3.12 Legal Proceedings; Orders.

(a)	Except as set forth in Section 3.12 of the InnoRx Disclosure Schedule, there is no pending Proceeding (as defined below):

     (i) that has been commenced by or against InnoRx or that, to InnoRx’s knowledge, otherwise relates to or could reasonably be expected to materially adversely affect the business of, or any of the assets owned or used by, InnoRx; or

     (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the knowledge of InnoRx, (1) no such Proceeding has been threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. “Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

(b)	Except as set forth in Section 3.12 of the InnoRx Disclosure Schedule:

     (i) there is no Order to which InnoRx, or any of the assets owned or used by InnoRx, is subject;

     (ii) to the knowledge of InnoRx, no Stockholder is subject to any Order that relates to the business of, or any of the assets owned or used by, InnoRx; and

     (iii) no officer, director, agent, or employee of InnoRx is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of InnoRx.

     3.13 Absence Of Certain Changes And Events. Except as set forth in Section 3.13 of the InnoRx Disclosure Schedule, since November 30, 2004 InnoRx has conducted its business only in the Ordinary Course of Business and there has not been any:

(a)	change in InnoRx’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of InnoRx; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by InnoRx of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b) amendment to the Organizational Documents of InnoRx;

(c)	payment or increase by InnoRx of any bonuses, salaries, or other compensation to any stockholder, director, officer, employee or agent or entry into any employment, severance, consulting or similar Contract with any director, officer, employee or agent;

(d)	adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other arrangement or employee benefit plan for or with any directors, officers, employees or agents of InnoRx;

(e)	damage to or destruction or loss of any asset or property of InnoRx, whether or not covered by insurance, which would have an InnoRx Material Adverse Effect;

(f)	entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to InnoRx of at least $20,000;

(g)	sale, lease, or other disposition of any asset or property of InnoRx or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of InnoRx, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

(h)	cancellation or waiver of any claims or rights with a value to InnoRx in excess of $20,000;

(i)	material change in the accounting methods used by InnoRx; or

(j)	agreement, whether oral or written, by InnoRx to do any of the foregoing.

     3.14 Contracts; No Defaults.

(a)	Section 3.14(a) of the InnoRx Disclosure Schedule contains a complete and accurate list, and InnoRx has made available to SurModics true and complete copies, of:

     (i) Contract that involves performance of services or delivery of goods or materials of an amount or value in excess of $20,000;

     (ii) Contract that involves performance of services or delivery of goods or materials by InnoRx of an amount or value in excess of $20,000;

     (iii) Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more company in excess of $20,000;

     (iv) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $20,000 and with terms of less than one year);

     (v) each licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

     (vi) each Contract containing covenants that in any way purport to restrict the business activity of InnoRx or any affiliate entity of InnoRx or limit the freedom of InnoRx or any affiliate entity of InnoRx to engage in any line of business or to compete with any Person;

     (vii) each Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

     (viii) each power of attorney given by or on behalf of InnoRx that is currently effective and outstanding;

     (ix) each Contract for capital expenditures in excess of $20,000;

     (x) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by InnoRx;

     (xi) each mortgage, promissory note, evidence of indebtedness, loan or credit agreement or other obligation or instrument for money borrowed or amounts owed, written or otherwise; and

     (xii) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b)	Except as set forth in Section 3.14(b) of the InnoRx Disclosure Schedule:

     (i) To the knowledge of InnoRx, no Stockholder (and no Related Person of any Stockholder, defined below) has or may acquire any rights under, and no Stockholder has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, InnoRx. As used herein, “Related Person” shall mean (a) each individual who is, or who has at any time been, an officer or director of InnoRx; (b) each member of the immediate family of each of the individuals referred to in clause “(a)” above; and (c) any entity (other than InnoRx) in which any one of the individuals referred to in clauses “(a)” or “(b”) above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, at least ten percent (10%) of the voting stock or other proprietary or equity interest in such entity.

     (ii) To the knowledge of InnoRx, no officer, director, agent, employee, consultant, or contractor of InnoRx is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of InnoRx, or (B) assign to InnoRx or to any other Person any rights to any invention, improvement, or discovery.

(c)	Except as set forth in Section 3.14(c) of the InnoRx Disclosure Schedule, each Contract identified or required to be identified in Section 3.14(a) of the InnoRx Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms.

(d)	Except as set forth in Section 3.14(d) of the InnoRx Disclosure Schedule:

     (i) InnoRx is, and at all times has been, in full compliance with all applicable terms and requirements of each Contract under which InnoRx has or had any obligation or liability or by which InnoRx or any of the assets owned or used by InnoRx is or was bound, except for such non-compliance as would not have an InnoRx Material Adverse Effect;

     (ii) Each other Person that has or had any obligation or liability under any Contract under which InnoRx has or had any rights is, and at all times has been, in full compliance with all applicable terms and requirements of such Contract, except for such non-compliance as would not have an InnoRx Material Adverse Effect;

     (iii) To InnoRx’s knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a material violation or breach of, or give InnoRx or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract; and

     (iv) InnoRx has not given to or received from any other Person, at any time, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

(e)	Except as set forth in Section 3.14(e) of the InnoRx Disclosure Schedule, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to InnoRx under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

(f)	The Contracts relating to the sale, design, manufacture, or provision of products or services by InnoRx have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in material violation of any Legal Requirement.

(g)	InnoRx does not own or have any Contract to acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

(h)	“Contract” shall mean any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

(i)	Set forth in Section 3.14(i) of the InnoRx Disclosure Schedule is a listing of all material discussions with third parties, which discussions have not been terminated and still have pending potential, relating to any of the technologies of InnoRx, which list shall also provide a brief description of the status and dates of the discussions and the parties involved.

     3.15 Insurance.

(a)	Section 3.15(a) of the InnoRx Disclosure Schedule contains a complete and accurate list of, and InnoRx has made available to SurModics true and complete copies of:

     (i) all policies of insurance to which InnoRx is a party or under which InnoRx, or any director of InnoRx, is or has been covered at any time within the five (5) years preceding the date of this Agreement; and

     (ii) of all pending applications for policies of insurance.

(b)	Section 3.15(b) of the InnoRx Disclosure Schedule describes:

     (i) any self-insurance arrangement by or affecting InnoRx, including any reserves established thereunder;

     (ii) any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by InnoRx; and

     (iii) all obligations of InnoRx to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

(c)	Except as set forth on Section 3.15(c) of the InnoRx Disclosure Schedule:

     (i) All policies to which InnoRx is a party or that provide coverage to InnoRx, or any director or officer of InnoRx are sufficient for compliance with all Legal Requirements and Contracts to which InnoRx is a party or by which it is bound and do not provide for any retrospective premium adjustment or other experienced-based liability on the part of InnoRx.

     (ii) InnoRx has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or, to InnoRx’s knowledge, any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

     (iii) InnoRx has paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which InnoRx is a party or that provides coverage to InnoRx or director thereof.

     (iv) InnoRx has given notice to the applicable insurer of all claims that may be insured thereby and Section 3.15(c) of the InnoRx Disclosure Schedule describes each claim, including the amount thereof and the resolution thereof, made by InnoRx during the period since September 30, 2003.

     3.16 Environmental Matters. Except as set forth in Section 3.16 of the InnoRx Disclosure Schedule, InnoRx is, and at all times has been, in compliance with, and InnoRx has not been and is not in violation of or liable under, any Environmental Law (as defined below), except for such non-compliance, violation or liability as, individually or in the aggregate, would not have an InnoRx Material Adverse Effect. To InnoRx’s knowledge, there is no basis to expect, nor has InnoRx or any other Person for whose conduct InnoRx is or may be held to be responsible received, any actual or threatened Order, notice, or other communication from any Governmental Body or private citizen acting in the public interest of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any liability relating to Environmental Law (as defined below) with respect to any properties or assets (whether real, personal, or mixed) in which InnoRx has or had an interest, or with respect to any property or facility at or to which Hazardous Materials (as defined below) were generated, manufactured, refined, transferred, imported, used, or processed by InnoRx or any other Person for whose conduct it is responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received. “Environmental Law” shall mean any legal requirement that requires or relates to:

(a)	advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the environment;

(b)	preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c)	reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d)	assuring that products are designed, formulated, packages, and used so that they do not present unreasonable risks to human health or the environment when used or disposed of;

(e)	cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(f)	making responsible parties pay private parties, or groups of them, for damages done to their health or the environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets. “Hazardous Materials” shall mean any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefore and asbestos or asbestos-containing materials.

     3.17 Employees and Consultants. To InnoRx’s knowledge, no employee, director, agent or consultant of InnoRx is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement (collectively, “Proprietary Rights Agreement”), between such employee, director, agent or consultant and any other Person that in any way adversely affects or will adversely affect (i) the performance of his duties as an employee, director, agent or consultant of InnoRx, or (ii) the ability of InnoRx to conduct its business, including any Proprietary Rights Agreement between InnoRx and any such employee, director, agent or consultant. Section 3.17 of the InnoRx Disclosure Schedule contains a complete and accurate list of the name, title, current salary or compensation rate or each director, officer, employee or consultant of InnoRx together with a summary of the bonuses, additional compensation and other benefits, if any, paid or payable to such persons as of the date hereof or in the future. There are no persons who have been offered employment or consulting with InnoRx except as indicated in Section 3.17 of the InnoRx Disclosure Schedule and the material terms of any such offer of employment or consulting are set forth in such Section.

     3.18 Intellectual Property.

(a)	Intellectual Property Assets – The term “Intellectual Property Assets” means:

     (i) all actual and fictional business names, trading names, registered and unregistered trademarks, service marks, and applications owned, used, or licensed by InnoRx as licensee or licensor (collectively, “Marks”);

     (ii) all patents, patent applications, and inventions and discoveries that may be patentable owned, used, or licensed by InnoRx as licensee or licensor (collectively, “Patents”);

     (iii) all copyrights in both published works and unpublished works owned, used, or licensed by InnoRx as licensee or licensor (collectively, “Copyrights”); and

     (iv) all know-how, trade secrets, confidential information, software, technical information, data, process technology, plans, drawings, and blue prints owned, used, or licensed by InnoRx as licensee or licensor (collectively, “Trade Secrets”).

All of the above Intellectual Property Assets are subject to the Contracts set forth in Section 3.18(b) of the InnoRx Disclosure Schedule.

(b)	Agreements – Section 3.18(b) of the InnoRx Disclosure Schedule contains a complete and accurate list of all Contracts relating to the Intellectual Property Assets to which InnoRx is a party or by which InnoRx is bound as licensee or licensor and a complete and accurate list of payment amounts due now or in the future from InnoRx under such Contracts, including any currently outstanding amounts not yet due. There are no outstanding and, to InnoRx’s and the Stockholders’ knowledge, no threatened disputes or disagreements with respect to any such Contract.

(c)	Know-How Necessary for the Business.

     (i) To the knowledge of InnoRx, the Intellectual Property Assets are all those necessary for the operation of InnoRx’s businesses as they are currently conducted and as currently proposed to be conducted and for the manufacture, marketing, distribution, use or sale of any current or proposed product or service of InnoRx. InnoRx is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets, except as set forth in Section 3.18(b) of the InnoRx Disclosure Schedule. To the knowledge of InnoRx, neither the use of the Intellectual Property Assets by InnoRx in the present or proposed conduct of its business nor the manufacture, marketing, distribution, use or sale of any current or proposed product or service of InnoRx infringes on the intellectual property rights of any person.

     (ii) Except as set forth in Section 3.18(c) of the InnoRx Disclosure Schedule, all former and current employees and consultants of InnoRx have executed written Contracts with InnoRx that assign to InnoRx all rights to any inventions, improvements, discoveries, or information relating to the business of InnoRx. To the knowledge of InnoRx, no employee of InnoRx has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than InnoRx.

(d)	Patents.

     (i) Section 3.18(d) of the InnoRx Disclosure Schedule contains a complete and accurate list and summary description of all Patents (including all issued patents, patent applications, provisional or otherwise, and invention disclosures), which description also indicates which are owned by InnoRx and which are licensed to InnoRx.

     (ii) To InnoRx’s knowledge, all of the issued Patents are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), to InnoRx’s knowledge, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date.

     (iii) No Patent has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. Except as set forth in Section 3.18(d) of the InnoRx Disclosure Schedule, to InnoRx’s knowledge, there is no potentially interfering patent or patent application of any third party. To InnoRx’s knowledge, no Patent is infringed or has been challenged or threatened in any way.

(e)	Trademarks.

     (i) Section 3.18(e) of the InnoRx Disclosure Schedule contains a complete and accurate list and summary description of all Marks, including but not limited to the name “InnoRx.”

     (ii) To InnoRx’s Knowledge, all Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), to InnoRx’s knowledge, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

     (iii) No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to InnoRx’s knowledge, no such action is threatened with the respect to any of the Marks. To InnoRx’s knowledge, there is no potentially interfering trademark or trademark application of any third party. To InnoRx’s knowledge, no Mark is infringed or has been challenged or threatened in any way.

(f)	Copyrights.

     (i) Section 3.18(f) of the InnoRx Disclosure Schedule contains a complete and accurate list and summary description of all registered Copyrights.

     (ii) To InnoRx’s knowledge, all such registered Copyrights are currently in compliance with formal legal requirements, to InnoRx’s knowledge, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date. To InnoRx’s knowledge, no Copyright is infringed or has been challenged or threatened in any way.

(g)	Trade Secrets.

     (i) With respect to each significant Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual, and a brief description of each such significant Trade Secret is set forth in Section 3.18(g) of the InnoRx Disclosure Schedule. To InnoRx’s knowledge, InnoRx has taken all reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets.

     3.19 Certain Payments. Neither InnoRx nor any director, officer, or, to InnoRx’s knowledge, agent, employee or other Person associated with or acting for or on behalf of InnoRx, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of InnoRx or any affiliate of InnoRx, or (iv) in each case in violation of any Legal Requirement, or (b) established or maintained any fund or asset that has not been recorded in the books and records of InnoRx.

     3.20 Brokers Or Finders. Neither InnoRx nor any of its agents has incurred any obligation or liability of InnoRx, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

     3.21 Tax-Free Merger Certifications. Solely for purposes of furthering SurModics’ and InnoRx’s mutual intention that the Merger together with the Second Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code, to the knowledge of InnoRx:

(a)	the fair market value of SurModics Common Stock and other consideration received by each Stockholder in the Merger will be approximately equal to the fair market value of InnoRx Common Stock surrendered in the exchange;

(b)	the liabilities of InnoRx assumed by SurModics and the liabilities to which the transferred assets of InnoRx are subject were incurred by InnoRx in the ordinary course of its business;

(c)	there is no intercorporate indebtedness existing between InnoRx and SurModics that was issued, acquired or will be settled at a discount;

(d)	InnoRx is not an investment company, as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code;

(e)	the fair market value of the assets of InnoRx transferred to SurModics will equal or exceed the sum of the liabilities assumed by SurModics plus the amount of liabilities, if any, to which the transferred assets are subject; and

(f)	None of the amounts received by any Stockholder in connection with any employment agreement, any covenant not to compete, any lease, any license or any other agreement or arrangement relating to the performance of services or transfer or use of property (other than the transfer or conversion of shares of InnoRx stock pursuant to the Merger) will be separate consideration for, or allocable to, the transfer or conversion of any of his or her shares of InnoRx stock pursuant to the Merger; none of the shares of SurModics Common Stock received by any such Stockholder pursuant to the Merger will be separate consideration for, or allocable to, any employment agreement, any covenant not to compete, any lease, any license or any other agreement or arrangement relating to the performance of services or transfer or use of property (other than the transfer or conversion of shares of InnoRx stock pursuant to the Merger); and the amounts paid to any such Stockholder (other than payments constituting Merger Consideration) will be for or with respect to services actually rendered or property actually acquired or used and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services or property.

     3.22 Disclosure. The representations and warranties of InnoRx contained in this Article III do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make such representations and warranties, in light of the circumstances under which they were made, not misleading.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SURMODICS AND MERGER SUB

     SurModics and the Merger Sub represent and warrant to InnoRx that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by SurModics to InnoRx on or before the date of this Agreement (the “SurModics Disclosure Schedule”). SurModics Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV. Disclosure in any paragraph of SurModics Disclosure Schedule shall constitute disclosure for other sections of this Article IV where the applicability of such disclosure to such other section is obvious. Whenever the term “to SurModics’ knowledge,” “SurModics is not aware” or a similar expression appears in any representation or warranty in this Article IV, it means either to the actual knowledge of Bruce J. Barclay or Philip D. Ankeny or that which a prudent individual in the position of such persons should be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation concerning the existence of such fact or other matter. Whenever the term “SurModics has received no notice” or like expression appears in any representation or warranty in this Article IV, it means that none of such persons has received actual oral or written notice of the matter to which such term is applied. Unless otherwise expressly stated or indicated by the context, when used here, the term “SurModics” refers to SurModics and its Subsidiaries on a consolidated basis, and the term “SurModics Material Adverse Effect” shall mean any event, change, circumstance, condition or effect that has or is reasonably likely to have a materially adverse effect on the business, operations, assets, properties, results of operations or financial condition of SurModics considered as a whole; provided, however, any adverse event, change, circumstance, condition or effect in the industries in which SurModics operates, or in the economy generally, that do not affect SurModics disproportionately more than other companies, and any that result from the Contemplated Transactions, shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, or is reasonably likely to be, a SurModics Material Adverse Effect.

     4.1 Organization And Good Standing. Each of SurModics and Merger Sub is a corporation duly organized validly existing and in good standing under the laws of the state of jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use, and is duly qualified and in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not have a SurModics Material Adverse Effect.

     4.2 Authority; No Conflict.

(a)	This Agreement constitutes the legal, valid, and binding obligation of SurModics, enforceable against SurModics in accordance with its terms. Upon the execution and delivery by SurModics of the Escrow Agreement, the Registration Rights Agreement and the Consulting Agreements (collectively, the “SurModics’ Closing Documents”), SurModics’ Closing Documents will constitute the legal, valid, and binding obligations of SurModics, enforceable against SurModics in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors generally. SurModics has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and SurModics’ Closing Documents and to perform its obligations under this Agreement and SurModics’ Closing Documents. The execution and delivery by SurModics of this Agreement and the SurModics’ Closing Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by SurModics’ board of directors and no other corporate proceedings on the part of SurModics are necessary to authorize this Agreement and the SurModics’ Closing Documents or the transactions contemplated hereby or thereby.

(b)	Except as set forth in Section 4.2 of SurModics Disclosure Schedule, neither the execution and delivery of this Agreement by SurModics nor the consummation or performance of any of the Contemplated Transactions by SurModics will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

     (i) any provision of SurModics’ Organizational Documents;

     (ii) any resolution adopted by the board of directors or the stockholders of SurModics;

     (iii) any Legal Requirement or Order to which SurModics may be subject except those that, individually or in the aggregate, would not have, or be reasonably likely to have, a SurModics Material Adverse Effect; or

     (iv) any Contract to which SurModics is a party or by which SurModics may be bound.

Except as set forth in Section 4.2 of SurModics Disclosure Schedule, SurModics is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     4.3 Certain Proceedings. There is no pending Proceeding that has been commenced against SurModics and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To SurModics’ knowledge, no such Proceeding has been threatened.

     4.4 SurModics Subsidiaries; Merger Sub Common Stock. SurModics owns, beneficially and of record, all of the issued and outstanding shares of Merger Sub, all of which are validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and encumbrances. SurModics has taken all such actions as may be required in its capacity as the sole stockholder of Merger Sub to authorize the Contemplated Transactions.

     4.5 SurModics SEC Filings. SurModics has filed all forms, reports and documents required to be filed by SurModics with the SEC or furnished by SurModics to the SEC since September 30, 2004, and has made available to InnoRx all such forms, reports and documents in the form filed with or furnished to the SEC. All such required forms, reports and documents are referred to herein as the “SurModics SEC Reports.” As of their respective dates, SurModics SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements contained in SurModics SEC Reports, together with the notes thereto, have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Form 10-Q), and present fairly the consolidated financial condition of SurModics at their respective dates and the consolidated results of operations and cash flows of SurModics for the periods then ended. The consolidated balance sheet of SurModics contained in SurModics’ Form 10-K for the year ended September 30, 2004, as included in SurModics SEC Reports, is herein referred to as the “SurModics Balance Sheet”).

     4.6 No Undisclosed Liabilities. Neither SurModics nor any of its Subsidiaries has obligations or liabilities of any material nature (matured or unmatured, fixed or contingent) other than (i) as disclosed in the SurModics SEC Reports or in the Disclosure Document (defined below) referenced in Section 5.1(b) or as set forth or adequately provided for in SurModics Balance Sheet, (ii) those incurred in the Ordinary Course of Business and not required to be set forth in SurModics Balance Sheet under GAAP, (iii) those incurred in the Ordinary Course of Business since the date of SurModics Balance Sheet and consistent with past practice, (iv) those incurred in connection with the execution of this Agreement, and (v) those, if not set forth or adequately provided for in SurModics Balance Sheet, as would not have a SurModics Material Adverse Effect on SurModics.

     4.7 No Material Adverse Effect. Since the date of SurModics Balance Sheet, there has been no SurModics Material Adverse Effect not disclosed in the SurModics SEC Reports or the Disclosure Document (defined below).

     4.8 Financing; Issuance of SurModics Common Stock. SurModics has a sufficient number of shares of authorized but unissued shares of SurModics Common Stock to allow it to issue all shares of SurModics Common Stock required to be issued or reserved for issuance pursuant to Sections 2.1 and 2.3, which upon issuance will be validly issued, fully paid and nonassessable. SurModics has sufficient cash on hand or committed financing to make the cash payments required pursuant to Section 2.1.

     4.9 Tax-Free Certifications. Solely for purposes of furthering SurModics’ and InnoRx’s mutual intention that the Merger together with the Second Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code, to the knowledge of SurModics:

(a)	the fair market value of the SurModics Common Stock and other consideration received by each Stockholder will be approximately equal to the fair market value of the InnoRx stock surrendered in the exchange;

(b)	Neither SurModics nor any person related to SurModics (within the meaning of Treasury regulation Section 1.368-1(e)(3)) has a plan or intention to purchase, redeem or otherwise acquire any of the SurModics Common Stock issued to the Stockholders in the Merger either directly or through any transaction, agreement, or arrangement with any other person. For purposes of this representation, (i) fractional share interests deemed issued and redeemed, (ii) repurchases in the ordinary course of business of unvested shares, if any, acquired from terminating employees or consultants of SurModics or InnoRx, and (iii) repurchases in the open market pursuant to an ongoing stock repurchase program which was not created or modified in connection with a plan or intent formed subsequent to the initiation of negotiations concerning the Merger and for which there is a reasonable business purpose, will be disregarded;

(c)	SurModics has no plan or intention to sell or otherwise dispose of any of the assets of InnoRx acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code;

(d)	Following the transaction, SurModics will continue the historic business of InnoRx or use a significant portion of InnoRx’s historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d);

(e)	There is no intercorporate indebtedness existing between InnoRx and SurModics that was issued, acquired or will be settled at a discount;

(f)	SurModics is not an investment company, as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code;

(g)	the fair market value of the assets of InnoRx transferred to SurModics will equal or exceed the sum of the liabilities assumed by SurModics plus the amount of liabilities, if any, to which the transferred assets are subject;

(h)	None of the amounts received by any Stockholder in connection with any employment agreement, any covenant not to compete, any lease, any license or any other agreement or arrangement relating to the performance of services or transfer or use of property (other than the transfer or conversion of shares of InnoRx stock pursuant to the Merger) will be separate consideration for, or allocable to, the transfer or conversion of any of his or her shares of InnoRx stock pursuant to the Merger; none of the shares of SurModics Common Stock received by any such Stockholder pursuant to the Merger will be separate consideration for, or allocable to, any employment agreement, any covenant not to compete, any lease, any license or any other agreement or arrangement relating to the performance of services or transfer or use of property (other than the transfer or conversion of shares of InnoRx stock pursuant to the Merger); and the amounts paid to any such Stockholder (other than payments constituting Merger Consideration) will be for or with respect to services actually rendered or property actually acquired or used and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services or property.

     4.10 Disclosure. The representations and warranties of SurModics contained in this Article IV do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make such representations and warranties, in light of the circumstances under which they were made, not misleading.

     4.11 No Brokers Or Finders. Neither SurModics nor the Merger Sub nor any of their respective employees or agents has incurred any obligation or liability of SurModics, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, other than SurModic’s obligation to Greene Holcomb & Fisher, LLC.

ARTICLE V.

ADDITIONAL AGREEMENTS

     5.1 Registration Statement; Disclosure Document.

(a)	Registration Statement. Within sixty (60) days of the Effective Time of the Merger, SurModics will prepare and file with the SEC a registration statement on Form S-3 (“Registration Statement”) covering all shares of SurModics Common Stock issuable pursuant to Sections 2.1 and 2.3. SurModics will respond to any comments of the SEC and will use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing; provided, however, that no Stockholders will be eligible to sell any securities based upon such Registration Statement until 180 days have passed since the Effective Time of the Merger. SurModics’ and the Stockholders’ respective rights and obligations with respect to the Registration Statement, including volume limitations on a Stockholder’s sales pursuant to such Registration Statement and SurModics’ right to suspend the use thereof from time to time, are more fully set forth in the Registration Rights Agreement (“Registration Rights Agreement”) included as Exhibit B to this Agreement.

(b)	Disclosure Document. SurModics and InnoRx shall prepare jointly a disclosure document (the “Disclosure Document”) for delivery to the Stockholders containing or incorporating by reference information with respect to InnoRx’s business and operations, SurModics’ business and operations, the Contemplated Transactions and the rights of the DGCL. Such Disclosure Document will be provided to the Stockholders in connection with obtaining their written consent of this Agreement and the Merger. Each party shall be responsible for, and it shall be such party’s obligation to ensure, the completeness and accuracy of the information set forth or incorporated by reference in the Disclosure Document only as to and with respect to information relating to such party and, in the case of InnoRx, the rights of the Stockholders under the DGCL.

     5.2 Termination of All Series A Investment Agreements. SurModics and InnoRx agree that all agreements, certificates and written instruments of every kind delivered by the parties that relates to the closing of the Series A Preferred Stock investment by SurModics and InnoRx, including without limitation that certain Series A Stock Purchase Agreement dated as of January 26, 2004 by and among InnoRx, Inc. and the Investors as defined therein, shall be cancelled and terminated, and shall be of no further force and effect, from and after the Closing Date.

     5.3 Covenants as to Post-Closing Tax Matters.

(a)	Tax Returns. For any Tax Return of InnoRx due after the Closing Date, SurModics shall timely prepare and file with the appropriate tax authorities all Tax Returns required to be filed. All such Tax Returns shall be prepared on a basis consistent with past practice unless otherwise required by applicable law.

(b)	Cooperation. Each of the Stockholders, the Stockholders’ Representative and SurModics shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with taxes, and in resolving all tax claims with respect to all taxable periods.

ARTICLE VI.

INDEMNIFICATION; REMEDIES

     6.1 Survival; Right To Indemnification Not Affected By Knowledge.

(a)	Except as set forth in the next sentence, all representations and warranties of each party shall survive the Closing and any investigation at any time made by or on behalf of the other party for a period ending on the 30-month anniversary of the Effective Time (the “Cutoff Date”). All such representations and warranties shall expire on the Cutoff Date, except that (a) claims, if any, asserted in writing prior to such Cutoff Date, identified in the case of a claim by SurModics as a claim for indemnification pursuant to this Article VI shall survive until finally resolved and satisfied in full, and (b) claims, if any, which are based upon fraud shall survive for the full period of the applicable statute of limitations and, if timely asserted during such limitations period, until finally resolved and satisfied in full. No claim, lawsuit or other proceeding arising out of or related to the breach of any representation or warranty contained in this Agreement may be made by any party unless notice of such claim, lawsuit or other proceeding is given to the other parties prior to the Cutoff Date. Notwithstanding anything to the contrary, each of the party’s ability to assert fraud claims against the other or to assert claims to reduce or recover any Merger Consideration based upon fraud as determined by a court or other tribunal in accordance with Section 7.17 of this Agreement is hereby authorized and agreed to and such right shall not in any way be limited by any of the limitations, restrictions or terms of this Agreement. All other covenants and agreements contained herein shall survive until fully performed in accordance with their terms.

(b)	The right to indemnification or payment for Damages (as defined in Section 6.2) or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. For purposes of this Article VI, any limitation based on materiality or the realization of an InnoRx Material Adverse Effect contained in any representation, warranty, covenant or obligation shall be ignored as if such limitation were not included therein, it being the intent of the parties that contingencies, liabilities, conditions, events or circumstances that would be considered immaterial or without an InnoRx Material Adverse Effect for purposes of the representation, warranty, covenant or obligation in question shall nevertheless be taken into account for purposes of the calculation of the Threshold Amount and Deductible Amount (each as defined in Section 6.4).

     6.2 Indemnification by the Stockholders and Payment of Damages. Subject to the provisions of this Article VI, solely through reduction of Milestone Payments as and to the maximum extent set forth in Section 6.3 and provided that an indemnification claim is properly asserted on or before the Cutoff Date in accordance with Section 6.1(a), SurModics, the Surviving Corporation, and their respective successors, officers, directors, stockholders and affiliates (collectively, the “SurModics Indemnitees”) shall be indemnified and held harmless from, against and in respect of, any demand, loss, liability, claim, damage, expense, cost (including costs of investigation and defense and reasonable attorneys’ fees), fine, action, suit, judgment or diminution of value, whether or not involving a third-party claim, each to the extent incurred (collectively, “Damages”) by a SurModics Indemnitee, arising, directly or indirectly, from:

(a)	any inaccuracy or breach of any representation or warranty made by InnoRx or any Stockholder in this Agreement, the InnoRx Disclosure Schedule, the Letters of Transmittal, or any other certificate or document delivered by InnoRx or any Stockholder pursuant to this Agreement;

(b)	any breach by InnoRx or any Stockholder of any covenant or obligation of InnoRx or such Stockholder in this Agreement, the Letters of Transmittal, or any agreement or document delivered by InnoRx or any Stockholder in connection with this Agreement; or

(c)	any action, suit, proceedings, claim or demand by any third party alleging any of the foregoing.

     If the Closing occurs, the remedies provided in this Section 6.2 will be the exclusive remedies that may be available to SurModics or the other SurModics Indemnitees, except with respect to claims based upon fraud. To the extent any Stockholder is or may be entitled, under certificate of incorporation, bylaws, contract or otherwise, to indemnification, contribution, advancement of expenses, or similar payment (collectively, “Indemnification”) from InnoRx (or its successors) as a result of any activities of such Stockholder occurring at or prior to the Effective Time, such right to such Indemnification is hereby waived and shall have no further force or effect.

     6.3 Set-Off Procedures; Maximum Set-Off Amount.

(a)	If, prior to the issuance of stock pursuant to a Milestone Payment, SurModics has notified the Stockholders’ Representative in writing in accordance with Section 6.5 of a good faith indemnification claim for an amount of estimated Damages (based on a good faith calculation of the value of such Damages), SurModics may, subject to Section 6.3(b), Section 6.4 and Sections

6.5 and 6.6, cause to be issued to the escrow account (the “Escrow” or the “Escrow Account”), subject to the terms of this Agreement and the escrow agreement substantially in the form attached as Exhibit C (“Escrow Agreement”) rather than to the Stockholders pursuant to the Milestone Payment, a number of shares of SurModics Common Stock (the “Escrowed Shares”) with an aggregate value (using the Milestone Date Stock Price (defined below) of such shares) equal to a good faith calculation of the value of the aggregate Damages claimed in good faith (subject to the maximum set-off amounts as provided in this Section 6.3(b) and the limitations in Sections 6.5 and 6.6) less the Deductible Amount (if such Deductible Amount has not already been borne by SurModics in connection with prior claims for Damages). The resolution of indemnification claims for Damages from such Escrowed Shares and the resolution of any disputes concerning the amount of SurModics Common Stock comprising a Milestone Payment that are to be properly issued into Escrow will thereafter be made in accordance with the terms of Section 7.17 of this Agreement. The foregoing procedures shall be used with respect to subsequent claims for Damages, provided that the Threshold Amount and Deductible Amount shall be given effect on a cumulative basis and only on the first such instance of SurModics Common Stock being issued into Escrow. Claims for Damages may only be satisfied from shares of SurModics Common Stock that have been issued into Escrow pursuant to the Escrow Agreement. “Milestone Date Stock Price” means the twenty (20) trading-day average closing price (such closing price as reported by The Nasdaq Stock Market at the end of regular trading) of one share of SurModics Common Stock calculated for the period ending on and including the sixth business day after the date of achievement of the milestone against which a claim for Damages is being made.

(b)	The rights to indemnification or payment of Damages pursuant to Section 6.2 shall be limited to the amounts set forth below. SurModics’ right to issue SurModics Common Stock into Escrow to cover a good faith indemnification claim for an amount of estimated Damages (based on a good faith calculation of the value of such Damages) pursuant to this Section 6.3 of this Agreement up to the applicable percentage as provided below of the Milestone Stock Number applicable to a particular Milestone Payment that has not been paid prior to SurModics’ assertion of its claim for Damages shall be limited by, and made in accordance with, the following limitations:

		Percentage of Milestone Stock
	Milestone	Number That May Be Subjected
Milestone Number	Stock Number	to Damage Claims
1	60,007 shares	0%

2	60,007 shares	100%

3	60,007 shares	100%

4	60,007 shares	100%

5	120,015 shares	90%

6	120,015 shares	61.5%

7	120,015 shares	61.5%

     By way of example, if SurModics notifies the Stockholders’ Representative of indemnification claims for aggregate Damages estimated to be Three Million Dollars ($3.0 million) after SurModics Common Stock for the achievement of the third milestone has been issued but prior to the issuance required in connection with the achievement of the fourth milestone, upon the achievement of the fourth milestone SurModics will be entitled to issue into Escrow as Escrowed Shares pursuant to the Escrow Agreement rather than issuing such number of shares to the Stockholders pursuant to the fourth milestone such number of Escrowed Shares of SurModics Common Stock as equals $2.9 Million ($3.0 Million less the Deductible Amount pursuant to Section 6.4) divided by the Milestone Date Stock Price for the fourth milestone. Up to 100% of the fourth milestone’s Maximum Milestone Stock Number may be issued into Escrow. If such 100% does not (using the Milestone Date Stock Price for the fourth milestone) have a value of $2.9 Million, then SurModics can have any shortfall covered by issuing into Escrow such number of shares from the fifth milestone, up to 90% of such fifth milestone, or from any subsequent milestone (subject to the percentage limit noted in the table above) as is equal to the shortfall divided by the Milestone Date Stock Price for the fifth milestone (or the Milestone Date Stock Price for the subsequent milestone if a subsequent milestone is used to satisfy such shortfall). Shares of SurModics Common Stock issued into Escrow and made subject to the Escrow Agreement shall only be available for the particular indemnification claims for Damages made prior to the distribution of such Escrowed Shares from such escrow by SurModics pursuant to Sections 6.2 and 6.3, and Escrowed Shares that have a fair market value in excess of the Damages actually incurred upon resolution of a particular indemnification claim shall be released from the Escrow Account in the manner provided in the Escrow Agreement.

(c)	The Stockholder Representative may dispute a claim by a SurModics Indemnitee for Damages under this Article VI by providing written notice to SurModics within 30 days after the Stockholder Representative receives written notice of such claim from the SurModics Indemnitee. In such event, SurModics and the Stockholder Representative will negotiate in good faith to resolve such dispute for a period of 60 days. If SurModics and the Stockholder Representative cannot resolve such dispute within such time period, then either party may submit the matter to binding arbitration pursuant to Section 7.17.

     6.4 Limitations On Amount. For any claims for Damages made pursuant to Section 6.2, SurModics shall be entitled to set-off as provided in Section 6.3 only in the event that the aggregate cumulative amount of Damages under the current or past claims exceeds Two Hundred Fifty Thousand Dollars ($250,000) (the “Threshold Amount”) and, once the Threshold Amount has been reached or exceeded, SurModics shall be entitled to set-off as provided in Section 6.3 only to the extent that the aggregate cumulative amount of Damages under the current or past claims exceeds One Hundred Thousand Dollars ($100,000) (the “Deductible Amount”). For clarification, it is understood that the Threshold Amount and the Deductible Amount need be satisfied only on a cumulative basis as measured against the cumulative Damages incurred and are not required to be satisfied on a per claim basis or more than once on the cumulative basis.

     6.5 Notice to Stockholders’ Representative and Escrow Agent.

(a)	SurModics shall provide prompt written notice to the Stockholders’ Representative of any claim, demand, assessment, action, suit or proceeding, whether oral or written, specifying in reasonable detail the basis for claims for Damages, whether made by SurModics or any third party that notifies SurModics of its claims; provided, however, that the failure to promptly notify the Stockholders’ Representative of the commencement of such indemnity claim will not affect SurModics’ rights under this Article VI except to the extent that the Stockholders’ Representative is actually materially prejudiced by SurModics’ failure to give such notice.

(b)	The Stockholders’ Representative will have the exclusive right at the expense of the Stockholders to assume the defense of claims for Damages, to settle such claims and to otherwise fully perform all obligations of the Stockholders’ Representative under and pursuant to the Escrow Agreement; provided, however, that in connection with claims made by third parties SurModics shall have the right to participate, at its own expense, with respect to any such claim, action or proceeding and that no such claim, action or proceeding shall be settled without the prior written consent of SurModics.

(c)	Delivery by SurModics of SurModics Common Stock to the Escrow Account pursuant to the Escrow Agreement in accordance with Section 6.3 shall be deemed notice to the escrow agent, of a claim for Damages in the amount of or exceeding the Escrowed Shares. The exercise of such Section 6.3 right of set-off by SurModics in good faith, whether or not ultimately determined to be justified, will not constitute an event of default, nor shall it be deemed a breach of any obligation of SurModics, under this Agreement. With respect to claims based upon fraud or relating to title to any of InnoRx Common Stock, neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit SurModics in any manner in the enforcement of any other remedies that may be available to it; nor will such claims be limited to the amount or extent of the Escrowed Shares or the Milestone Payments.

     6.6 Net Damages. All claims for indemnification of Damages incurred by any SurModics Indemnitee will be decreased by (i) any proceeds of insurance actually received by such person with respect to such claim and (ii) any tax benefit realized by such person resulting from the claim, and will be increased by (i) any tax detriment suffered by such person resulting from the receipt of any indemnification.

     6.7 Right of Stockholders’ Representative to Milestone Payments. Each of the parties to this Agreement understands, acknowledges and agrees that pursuant to the terms of the Stockholders’ Representative Agreement and the Escrow Agreement, the Stockholders have authorized the creation of a Stockholder Expense Account and the deposit by SurModics of $100,009.22 of the cash portion of the Merger Consideration into the Stockholder Expense Account, which funds shall be used to satisfy any indemnification rights of the Stockholders’ Representative pursuant to Section 6 of the Stockholders’ Representative Agreement and the payment of any expenses incurred by the Stockholders’ Representative after the Effective Time pursuant to Section 8 of Stockholders’ Representative Agreement. If in the judgment of the Stockholders’ Representative there are at any time insufficient funds in the Stockholder Expense Account for the satisfaction of all current and reasonably foreseeable indemnification claims pursuant to Section 6 of the Stockholders’ Representative Agreement and expenses of the Stockholders’ Representative pursuant to Section 8 of the Stockholders’ Representative Agreement, the Stockholders’ Representative may direct, pursuant to the terms and conditions of the Escrow Agreement, that Escrowed Shares be transferred into the Stockholder Expense Account from the Escrow Account, to the extent that (a) the Escrow Account is not then subject to any pending Claims (as such terms are defined in the Escrow Agreement), and (b) funds remain available in the Escrow Account after satisfaction in full of any prior Claims (as such terms are so defined) or may direct that all or a portion of any of the Milestone Payments to be made by SurModics pursuant to this Agreement be transferred into the Stockholder Expense Account to the extent that SurModics has not exercised its right to Escrow such Milestone Payment pursuant to Section 6.3 of this Agreement. The Stockholders will severally and not jointly, in proportion to their respective ownership percentages reflected on Exhibit A hereto, indemnify and hold harmless SurModics Indemnitees, without regard to or application of the Cutoff Date, the Threshold Amount, the Deductible Amount, or any other restriction or limitation set forth in this Agreement on such SurModics Indemnitees, against, and in respect of, any Damages, including claims by any Stockholder or the Escrow Agent, arising out of or relating in any way to any actions or inactions taken by the Stockholders’ Representative, any actions or inactions taken by SurModics at the direction of the Stockholders’ Representative, or any expenses, charges, indemnifications or other amounts claimed by the Escrow Agent relating to activities involving the Stockholder Expense Account or the Stockholder Expense Fund.

ARTICLE VII.

GENERAL PROVISIONS

     7.1 Expenses. Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. SurModics will pay all such expenses of Merger Sub. InnoRx shall pay all such expenses of InnoRx. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

     7.2 Public Announcements. SurModics will use reasonable efforts to consult with InnoRx prior to any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions. Attached as Exhibit D is substantially the form of the press release to be issued by SurModics announcing the consummation of the Merger. Unless consented to by SurModics in advance or required by Legal Requirements, InnoRx shall keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person (other than on a confidential basis to the Stockholders and any representatives of such Stockholders). InnoRx and SurModics will consult with each other concerning the means by which InnoRx’s employees, customers, and suppliers and others having dealings with InnoRx will be informed of the Contemplated Transactions, and SurModics will have the right to be present for any such communication.

     7.3 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when received (or refused) and (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by certified or registered mail, postage prepaid and return receipt requested, or (c) if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

InnoRx:

InnoRx, Inc.
Attention: K.W. Michael Chambers
56 Joseph Street, Suite 601
Mobile, AL 36602
Facsimile No.: 251-434-5768

with a copy to:

Oppenheimer Wolff & Donnelly LLP
Attention: Richard M. Bisanz, Esq.
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Facsimile No.: 612-607-7100

SurModics and Merger Sub:

SurModics, Inc.
Attention: Bruce J Barclay
9924 West 74th Street
Eden Prairie, MN 55344
Facsimile No.: 952-829-2743

with a copy to:

Fredrikson & Byron, P.A.
Attention: David C. Grorud, Esq.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
Facsimile No.: 612-492-7077

Stockholders’ Representative:

Dr. Eugene de Juan, Jr.
3707 Via Serrano
La Canada Flintridge, CA 91011-1859
Office Facsimile No.: 323-442-6519
Home Facsimile No.: 818-952-0939

with a copy to:

Oppenheimer Wolff & Donnelly LLP
Attention: Richard M. Bisanz, Esq.
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Facsimile No.: 612-607-7100

     7.4 Jurisdiction; Service Of Process. It is expressly contemplated that the provisions of Section 7.17 shall be construed to limit and restrict the provisions of this Section 7.4, and that Section 7.17 shall govern to the fullest extent appropriate to give full effect to Section 7.17 in the event of any conflicts between this Section 7.4 and Section 7.17. Subject to the foregoing, any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Minnesota, County of Hennepin, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Minnesota, and each of the parties consents to the non-exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action arising out of this Agreement or the Contemplated Transactions in (i) the Minnesota State Courts or (ii) the United States District Court for the District of Minnesota, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. Each of the parties hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort, or otherwise) arising out of or relating to this Agreement, the Contemplated Transactions or the actions of the parties hereto in the negotiation, administration, performance or enforcement hereof.

     7.5 Stockholders’ Representative.

(a)	By adopting this Agreement and entering into the Stockholders’ Representative Agreement in substantially the form of Exhibit E attached hereto (the “Stockholders’ Representative Agreement”), the Stockholders hereby and thereby irrevocably constitute and appoint Dr. Eugene de Juan, Jr. as the Stockholders’ Representative, effective as of the Effective Time, for the purpose of performing and consummating the transactions contemplated by this Agreement, the Escrow Agreement and the Registration Rights Agreement. The appointment of such Stockholders’ Representative is coupled with an interest and all authority hereby conferred shall be irrevocable and such Stockholders’ Representative is hereby authorized and directed to perform and consummate all of the transactions contemplated to be performed by the Stockholders by this Agreement, the Escrow Agreement and the Registration Rights Agreement. Not by way of limiting the authority of the Stockholders’ Representative, each and all of the Stockholders, by their adoption of this Agreement, for themselves and their respective heirs, executors, administrators, successors and assigns hereby authorize the Stockholders’ Representative to:

     (i) effect any amendment to this Agreement, the Escrow Agreement or the Registration Rights Agreement which the Stockholders’ Representative deems necessary or desirable;

     (ii) execute and deliver on their behalf all documents and instruments which may be executed and delivered pursuant to this Agreement, the Escrow Agreement or the Registration Rights Agreement, except that the documents with respect to the transfer of InnoRx Common Stock shall be personally executed by the Stockholders;

     (iii) make and receive notices and other communications pursuant to this Agreement, the Escrow Agreement or the Registration Rights Agreement and service of process in any legal action or other proceeding arising out of or related to this Agreement, the Escrow Agreement or the Registration Rights Agreement or any of the transactions hereunder or thereunder;

     (iv) defend, settle or compromise any dispute, claim, action, suit or proceeding arising out of or related to this Agreement, the Escrow Agreement or the Registration Rights Agreement or any of the transactions hereunder or thereunder, including, without limitation, the calculation of the Merger Consideration or the defense, settlement or compromise of any claim, action or proceeding for which SurModics has claimed that it is entitled to indemnification or payment of Damages;

     (v) pay expenses incurred or which may be incurred by or on behalf of the Stockholders in connection with this Agreement, the Escrow Agreement or the Registration Rights Agreement or any of the transactions hereunder or thereunder; and

     (vi) take all action necessary or appropriate in connection with enforcing the obligations of SurModics, Merger Sub and InnoRx to the Stockholders under this Agreement, the Registration Rights Agreement and the Escrow Agreement and to take any and all action necessary or appropriate in connection therewith.

In the event of the death or disability of the Stockholders’ Representative, a majority in interest of the remaining Stockholders shall promptly appoint a replacement. No person serving as the Stockholders’ Representative under this Agreement shall have any personal liability to any Stockholder or a Stockholder’s permitted assigns or to SurModics, Merger Sub or their affiliates, with respect to any action taken, suffered or omitted by him hereunder as a Stockholders’ Representative while acting in good faith and in the absence of gross negligence or willful misconduct, and any act done, suffered or omitted pursuant to the advice of counsel shall be deemed hereunder to have been done in good faith, except to the extent that such person may have liability as a Stockholder hereunder. The other terms and conditions of the appointment by the Stockholders of the Stockholders’ Representative are set forth in the Stockholders’ Representative Agreement.

(b)	Any claim, action, suit, or other proceeding, whether through arbitration or through court action and whether in law or equity, to enforce any right, benefit or remedy granted to Stockholders under this Agreement or the Escrow Agreement or Registration Rights Agreement shall be asserted, brought, prosecuted or maintained only by the Stockholders’ Representative. The Stockholders shall be bound by any determination in favor of or against the Stockholders’ Representative or the terms of any settlement or release to which the Stockholders’ Representative shall become a party.

(c)	Any notice given the Stockholders’ Representative will constitute notice to each and all of the Stockholders at the time the notice is given to the Stockholders’ Representative. Any action taken by, or instruction received from, the Stockholders’ Representative will be deemed to be action be, or notice or instruction from, each and all of the Stockholders. SurModics may, and the Escrow Agent will, disregard any notice or instruction received directly from any of the Stockholders other than the Stockholders’ Representative.

     7.6 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

     7.7 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

     7.8 Entire Agreement And Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by SurModics, InnoRx and the Stockholders’ Representative.

     7.9 Disclosure Schedule. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

     7.10 Assignments, Successors, And No Third-Party Rights. Neither SurModics nor InnoRx may assign any of its rights under this Agreement without the prior consent of the other, except that SurModics may assign all of its rights and obligations under this Agreement to any wholly-owned subsidiary. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. Except as expressly provided herein, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns and it is not the intention of the parties hereto to confer third-party beneficiary rights upon any other person. No person, other than the parties hereto, is entitled to rely on any of the representations, warranties and agreements of the parties hereto contained in this Agreement. The parties hereto assume no liability to any person, other than the parties hereto, because of any reliance on the representations, warranties and agreements of the parties contained in this Agreement.

     7.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

     7.12 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

     7.13 Time Of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

     7.14 Governing Law. This Agreement will be governed by the laws of the State of Minnesota without regard to conflicts of laws principles.

     7.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     7.16 Joint Preparation. This Agreement has been prepared and extensively negotiated by parties hereto with the assistance and input of their respective attorneys, and therefore no ambiguity herein shall be construed for or against any party based upon the identity of the author of this Agreement or any portion hereof.

     7.17 Dispute Resolution.

(a)	All disputes, claims, or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance hereof or the Contemplated Transactions, that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before the American Arbitration Association or its successor. The parties understand and agree that this arbitration provision shall apply equally to claims of fraud or fraud in the inducement. The arbitration shall be held in Minneapolis, Minnesota, before a single arbitrator and shall be conducted in accordance with the rules and regulations promulgated by American Arbitration Association unless specifically modified herein.

(b)	The parties covenant and agree that the arbitration shall commence within one hundred twenty (120) days of the date on which a written demand for arbitration is filed by any party hereto. In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses. In addition, each party may take up to three (3) depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each party shall provide to the other, no later than fourteen (14) business days before the date of the arbitration, the identity of all persons that may testify at the arbitration, a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witness or expert, and a summary of the expert’s opinions and the basis for said opinions. The arbitrator’s decision and award shall be made and delivered within sixty (60) days of the conclusion of the arbitration. The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c)	The parties covenant and agree that they will participate in the arbitration in good faith. The parties shall bear their own attorneys’ fees, costs and expenses in connection with the arbitration and share equally in the fees and expenses charged by the American Arbitration Association; provided, however, that the arbitrator may in his or her discretion assess costs and expenses (including the reasonable legal fees and expenses of the prevailing party and the fees and expenses charged by the American Arbitration Association) against any party to a proceeding. Any party unsuccessfully refusing to comply with an order of the arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. This Section 7.17 applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm. Subject to Section 7.4, the provisions of this Section 7.17 shall be enforceable in any court of competent jurisdiction.

(d)	Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of the American Arbitration Association to resolve all disputes, claims or controversies arising out of or relating to this Agreement or any other agreement executed and delivered pursuant to this Agreement or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby and thereby and further consents to the jurisdiction of the courts located in Minneapolis, Minnesota, for the purposes of enforcing the arbitration provisions of this Section 7.17. Each party further irrevocably waives any objection to proceeding before the American Arbitration Association based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before the American Arbitration Association has been brought in an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given. Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other parties hereto.

[remainder of page intentionally blank]

     IN WITNESS WHEREOF, the parties have duly caused this Agreement to be executed as of the date first set forth above.

SURMODICS, INC.

By:	/s/ Bruce J Barclay

Its:	President

INNORX, INC.

By:	/s/ K. W. Michael Chambers K.W. Michael Chambers President and Chief Executive Officer

SIRX, INC.

By:	/s/ Bruce J Barclay

Its:	President

STOCKHOLDERS’ REPRESENTATIVE

/s/ Eugene de Juan, Jr.

Dr. Eugene de Juan, Jr.

STOCKHOLDERS:

/s/ Eugene de Juan, Jr.

Dr. Eugene de Juan, Jr.

THE JOHNS HOPKINS UNIVERSITY

By:	/s/ R. Keith Baker

Its:	Director

ELENA VAUGHAN DE JUAN
2000 IRREVOCABLE TRUST

By:	/s/ Elizabeth Robison de Juan Elizabeth Robison de Juan Its: Trustee

Signature Page to Agreement of Merger

ELIZABETH ANNA DE JUAN
2000 IRREVOCABLE TRUST

By:	/s/ Elizabeth Robison de Juan Elizabeth Robison de Juan Its: Trustee

EUGENE DE JUAN, III
2000 IRREVOCABLE TRUST

By:	/s/ Elizabeth Robison de Juan Elizabeth Robison de Juan Its: Trustee

EMILY ROSE DE JUAN
2000 IRREVOCABLE TRUST

By:	/s/ Elizabeth Robison de Juan Elizabeth Robison de Juan Its: Trustee

/s/ Elizabeth Robison de Juan

Elizabeth Robison de Juan

NANCY CARMEN OPPENHEIMER
2000 IRREVOCABLE TRUST

By:	/s/ Nancy Carmen de Juan Oppenheimer Nancy Carmen de Juan Oppenheimer Its: Trustee

Signature Page to Agreement of Merger

JAMES HARRIS OPPENHEIMER
2000 IRREVOCABLE TRUST

By:	/s/ Nancy Carmen de Juan Oppenheimer Nancy Carmen de Juan Oppenheimer Its: Trustee

RICHARD CANDLER DE JUAN
2000 IRREVOCABLE TRUST

By:	/s/ M. Richard de Juan M. Richard de Juan Its: Trustee

/s/ Rosemary de Juan Chambers

Rosemary de Juan Chambers

ANA CARMEN CHAMBERS
1996 IRREVOCABLE TRUST

By:	/s/ Rosemary de Juan Chambers Rosemary de Juan Chambers Its: Trustee

SARAH CAMILLE CHAMBERS
1996 IRREVOCABLE TRUST

By:	/s/ Rosemary de Juan Chambers Rosemary de Juan Chambers Its: Trustee

Signature Page to Agreement of Merger

OTTO J. SEMROW DECLARATION
OF TRUST

By:	/s/ Carol McCarthy Carol McCarthy Its: Co-Trustee

By:	/s/ Eileen Nash Eileen Nash Its: Co-Trustee

By:	/s/ Sherwin Leff Sherwin Leff, Esq. Its: Co-Trustee

/s/ K. W. Michael Chambers

K.W. Michael Chambers

Signature Page to Agreement of Merger